# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WeRide Inc., CIK 0001867729
CUSIP: 950915108
Title of class of securities: Class A Ordinary Shares**
Address of issuer's principal executive offices: 21st Flr, Tower A, Guanzhou Life Science, No. 51, Luoxuan Rd, Guangzhou Intl Biote, Guangzhou, China (F4), 510005
Date of event which requires filing of this statement: 10/27/2025
Filed by CIK 0002039251
Persons authorized to receive notices and communications: Per B. Chilstrom, Esq., Fenwick & West LLP, 902 Broadway 18th Floor, New York, New York (NY), 10010, 000-000-0000

## Reporting persons
- Alliance Ventures B.V. (CIK 0002039251): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 34,573,269; shared voting power 29,106,810; sole dispositive power 34,573,269; shared dispositive power 29,106,811; aggregate amount beneficially owned 63,680,080 (7.2% of the class)
  Comment: (1) Alliance Ventures B.V. ("Alliance"), Nissan Motor Co. Ltd. ("Nissan"), Renault s.a.s. ("Renault") and Renault S.A. ("Renault Parent" and, together with Alliance, Nissan and Renault, the "Reporting Persons") may be deemed to be part of a group with Tony Xu Han and Yan Li (the "Issuer's Founders") (i) pursuant to the terms of the Nominating and Support Agreement described in Item 5 of this statement on Schedule 13D, as amended (this "Statement"), and (ii) upon the listing of the Class A Ordinary Shares (as defined below) on the Main Board of the Hong Kong Stock Exchange (the "HKSE Listing"), pursuant to the terms of the Voting Agreement described in Item 5 of this Statement. The Reporting Persons expressly disclaim the existence of a group with such persons.
  
  (2) Represents (A) an aggregate of 18,490,206 Class A ordinary shares, par value USD $0.00001 per share (the "Class A Ordinary Shares"), of WeRide Inc. (the "Issuer") beneficially owned indirectly by Nissan, over which Nissan is entitled to exercise voting and investment discretion (the "Nissan Allocated Shares"), acting through Alliance pursuant to certain investment agreements entered into from time to time by and among Alliance, Renault, Nissan, and Mitsubishi Motors Corporation ("Mitsubishi") and (B) an aggregate of 10,616,604 Class A Ordinary Shares beneficially owned indirectly by Renault and Renault Parent, over which Renault is entitled to exercise voting and investment discretion, acting through Alliance (the "Renault Allocated Shares"), pursuant to certain investment agreements entered into from time to time by and among Alliance, Renault, Nissan, and Mitsubishi. Accordingly, Alliance disclaims beneficial ownership of the Nissan Allocated Shares and the Renault Allocated Shares.
  
  (3) The percentage is calculated based on an aggregate of 883,551,907 Class A Ordinary Shares issued and outstanding as of October 20, 2025, as reported by the Issuer in its Registration Statement on Form F-1 (File No. 333-291103) filed with the Securities and Exchange Commission on October 27, 2025 (the "Registration Statement"). For avoidance of doubt, the reported amounts and percentages include the Class A Ordinary Shares underlying the Issuer's American Depository Shares ("ADSs"). Further, this percentage is calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
- Renault s.a.s.: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,616,604; sole dispositive power 0; shared dispositive power 10,616,604; aggregate amount beneficially owned 10,616,604 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) The Reporting Persons may be deemed to be part of a group with the Issuer's Founders (i) pursuant to the terms of the Nominating and Support Agreement described in Item 5 of this Statement and (ii) upon the HKSE Listing, pursuant to the terms of the Voting Agreement described in Item 5 of this Statement. The Reporting Persons expressly disclaim the existence of a group with such persons.
  
  (2) Represents an aggregate of 10,616,604 Class A Ordinary Shares comprising the Renault Allocated Shares.
  
  (3) Excludes (A) an aggregate of 34,573,269 Class A Ordinary Shares beneficially owned directly by Alliance (the "Unallocated Alliance Shares") and (B) an aggregate of 18,490,206 Class A Ordinary Shares comprising the Nissan Allocated Shares. Accordingly, Renault disclaims beneficial ownership of (i) the Unallocated Alliance Shares (except to the extent of its pecuniary interest therein) and (ii) the Nissan Allocated Shares.
  
  (4) The percentage is calculated based on an aggregate of 883,551,907 Class A Ordinary Shares issued and outstanding as of October 20, 2025, as reported by the Issuer in the Registration Statement. For avoidance of doubt, the reported amounts and percentages include the Class A Ordinary Shares underlying ADSs. Further, this percentage is calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.
- Renault S.A.: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,616,604; sole dispositive power 0; shared dispositive power 10,616,604; aggregate amount beneficially owned 10,616,604 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) The Reporting Persons may be deemed to be part of a group with the Issuer's Founders (i) pursuant to the terms of the Nominating and Support Agreement described in Item 5 of this Statement and (ii) upon the HKSE Listing, pursuant to the terms of the Voting Agreement described in Item 5 of this Statement. The Reporting Persons expressly disclaim the existence of a group with such persons.
  
  (2) Represents an aggregate of 10,616,604 Class A Ordinary Shares comprising the Renault Allocated Shares.
  
  (3) Excludes (A) an aggregate of 34,573,269 Class A Ordinary Shares beneficially owned directly by Alliance (the "Unallocated Alliance Shares") and (B) an aggregate of 18,490,206 Class A Ordinary Shares comprising the Nissan Allocated Shares. Accordingly, Renault Parent disclaims beneficial ownership of (i) the Unallocated Alliance Shares (except to the extent of its pecuniary interest therein) and (ii) the Nissan Allocated Shares.
  
  (4) The percentage is calculated based on an aggregate of 883,551,907 Class A Ordinary Shares issued and outstanding as of October 20, 2025, as reported by the Issuer in the Registration Statement. For avoidance of doubt, the reported amounts and percentages include the Class A Ordinary Shares underlying ADSs. Further, this percentage is calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.
- Nissan Motor Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 18,490,206; sole dispositive power 0; shared dispositive power 18,490,206; aggregate amount beneficially owned 18,490,206 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: (1) The Reporting Persons may be deemed to be part of a group with the Issuer's Founders (i) pursuant to the terms of the Voting Agreement described in Item 5 of this Statement and (ii) upon the HKSE Listing, pursuant to the terms of the Voting Agreement described in Item 5 of this Statement. The Reporting Persons expressly disclaim the existence of a group with such persons.
  
  (2) Represents an aggregate of 18,490,206 Class A Ordinary Shares comprising the Nissan Allocated Shares.
  
  (3) Excludes (A) an aggregate of 34,573,269 Class A Ordinary Shares comprising the Unallocated Alliance Shares and (B) an aggregate of 10,616,604 Class A Ordinary Shares comprising the Renault Allocated Shares. Accordingly, Nissan disclaims beneficial ownership of (i) the Unallocated Alliance Shares (except to the extent of its pecuniary interest therein) and (ii) the Renault Allocated Shares.
  
  (4) The percentage is calculated based on an aggregate of 883,551,907 Class A Ordinary Shares issued and outstanding as of October 20, 2025, as reported by the Issuer in the Registration Statement. For avoidance of doubt, the reported amounts and percentages include the Class A Ordinary Shares underlying ADSs. Further, this percentage is calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares**
Name of issuer: WeRide Inc.
Address of issuer's principal executive offices: 21st Flr, Tower A, Guanzhou Life Science, No. 51, Luoxuan Rd, Guangzhou Intl Biote, Guangzhou, China (F4), 510005
Comment:
This Amendment No. 1 to the statement on Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Alliance Ventures B.V. ("Alliance"), Renault s.a.s. ("Renault"), Renault S.A. ("Renault Parent") and Nissan Motor Co., Ltd. ("Nissan"). This Amendment amends and supplements the initial statement on Schedule 13D originally filed by Alliance, Renault, Renault Parent and Nissan (the "Reporting Persons") on November 4, 2024 (as amended, this "Statement") relating to the Class A ordinary shares, par value USD $0.00001 per share (the "Class A Ordinary Shares"), of WeRide Inc. (the "Issuer"), including any Class A Ordinary Shares beneficially owned by virtue of their beneficial ownership of sponsored American Depositary Shares (each, an "ADS" or in aggregate, the "ADSs") of the Issuer. All references in this Statement to "Class A Ordinary Shares" include the Class A Ordinary Shares represented by any ADSs beneficially owned by the Reporting Persons. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in this Statement. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in this Statement.

The initial statement on Schedule 13D was originally filed by the Reporting Persons in connection with Alliance's purchase of certain Class A Ordinary Shares in a concurrent private placement immediately following the closing of the Issuer's initial public offering (the "IPO") of the ADSs. This Amendment is being filed to disclose (i) the entry into the Voting Agreement (as defined in Item 6 of this Statement), (ii) the entry into the Nominating Agreement Side Letter (as defined in Item 6 of this Statement) and (iii) the entry into the Investment Agreement Amendment (as defined in Item 6 of this Statement) in connection with the Issuer's proposed Hong Kong initial public offering (the "HK IPO") of the Class A Ordinary Shares and related listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange (the "HKSE Listing").

Information given in response to each Item of this Statement shall be deemed hereby incorporated by reference in all other Items of this Statement.

## Item 2. Identity and Background
Name of person filing: Item 2 of this Statement is hereby amended by incorporating therein by reference the information set forth on the updated Schedules I, II and III (filed respectively as exhibits 99.15, 99.16 and 99.17 to this Amendment).

## Item 4. Purpose of Transaction
Purpose of transaction:
The second paragraph under Item 4 of this Statement is hereby amended and restated as follows:

The Reporting Persons intend to communicate with the Issuer's management and Board of Directors (the "Board") about a variety of topics relating to the Issuer's performance, business, operations, and strategic opportunities and governance, including Board composition. Please refer to the discussion in Item 6 under the headings "Nominating and Support Agreement," "Nominating and Support Agreement Side Letter" and "Voting Agreement" for additional information on this topic. The full text of Item 6 is hereby incorporated herein by this reference.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
The eleventh paragraph of Item 5(b) of this Statement is hereby amended and restated as follows:

In addition, by virtue of the Nominating Agreement (as defined below in Item 6) described in Item 6 below, and upon the HKSE Listing, by virtue of the Voting Agreement (as defined below in Item 6) described in Item 6 below, it could be alleged that a "group" has been formed that includes the Reporting Persons, Dr. Tony Xu Han ("Dr. Han"), the Issuer's founder, Chairman and Chief Executive Officer, and Yan Li ("Dr. Li" and, together with Dr. Han, the "Issuer's Founders"), the Issuer's co-founder, director and Chief Technology Officer. Based on information reported by the Issuer in its Registration Statement on Form F-1 (File No. 333-291103) filed with the Commission on October 27, 2025 (the "Registration Statement"), as of October 20, 2025, Dr. Han beneficially owns 68,845,108 Class A Ordinary Shares (comprising (i) 16,399,590 Class B Ordinary Shares held by Tonyhan Limited, (ii) 24,850,000 Class B Ordinary Shares held by Xu Han Limited, and (iii) 27,595,518 Class B Ordinary Shares Dr. Han has the right to acquire upon exercise of options within 60 days of October 20, 2025, and assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares), and Dr. Li beneficially owns 51,208,470 Class A Ordinary Shares (comprising (i) 13,564,823 Class B Ordinary Shares and 11,129,666 Class A Ordinary Shares held by Humber Partners Limited, (ii) 10 Class B Ordinary Shares and 16,000,000 Class A Ordinary Shares held by Yanli Holdings Limited, and (iii) 10,513,971 Class B Ordinary Shares Dr. Li has the right to acquire upon exercise of options within 60 days of October 20, 2025, and assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares). Such "group" may be deemed to beneficially own, in the aggregate, 183,733,658 Class A Ordinary Shares (assuming the exercise of options exercisable by the Issuer's Founders within 60 days of October 20, 2025, and assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares), representing 18.8% of Class A Ordinary Shares outstanding. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by the Issuer's Founders and do not affirm that such a "group" exists. Pursuant to, and to the extent set forth in, the Nominating Agreement, and upon the HKSE Listing, the Voting Agreement, it could be alleged that the Reporting Persons share voting and/or dispositive power with respect to the Class A Ordinary Shares beneficially owned by the Issuer's Founders. Dr. Han is the Chairman and Chief Executive Officer of the Issuer, he is a Chinese citizen and his address is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands. Dr. Li is a director and Chief Technology Officer of the Issuer, he is a Chinese citizen and his address is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands. To the knowledge of the Reporting Persons and based on information contained in the Issuer's and Issuer's Founders' respective filings with the SEC, (i) Dr. Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Han; Dr. Han is also the sole director of Tonyhan Limited; the registered address of each of Tonyhan Limited and Xu Han Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands; and (ii) Dr. Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Li; Dr. Li is also the sole director of Yanli Holdings Limited; the registered address of each of Yanli Holdings Limited and Humber Partners Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands. To the knowledge of the Reporting Persons and based on information contained in the Issuer's and Issuer's Founders' respective filings with the SEC, during the last five years, neither of the Issuer's Founders has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. While the Reporting Persons do not concede that the foregoing "group" has been formed or exists, this filing is being made to ensure compliance with the Exchange Act. See the statements on Schedule 13G (and any amendments thereto) that have been filed by the Issuer's Founders for additional information.
Transactions in the class effected during the past sixty days:
Item 5(c) of this Statement is hereby amended and restated as follows:

(c)In the past sixty (60) days, the Reporting Persons have not entered into any transactions involving the Class A Ordinary Shares. To the knowledge of the Reporting Persons, in the past sixty (60) days, none of the persons named on Schedule I, Schedule II, or Schedule III has entered into any transactions involving the Class A Ordinary Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The heading "Lock-Up Agreement" and the sixth and seventh paragraphs under Item 6 of this Statement are hereby amended and restated by replacing such heading and paragraphs with the following three headings and six paragraphs:

Nominating and Support Agreement Side Letter

On October 27, 2025, Alliance, the Issuer and the Issuer's Founders entered into that certain Side Letter to Nominating and Support Agreement (the "Nominating Agreement Side Letter"), pursuant to which the Nominating Agreement will be terminated effective upon the HKSE Listing. Until the occurrence of the HKSE Listing, the Nominating Agreement will continue in full force and effect.

Voting Agreement

On October 27, 2025, Alliance and the Issuer's Founders entered into that certain Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, as long as Alliance maintains the Alliance Equity Thresholds, the Issuer's Founders have agreed that they, along with their respective affiliated entities, will (i) take such actions as are necessary or desirable to cause the Alliance Ventures Directors to be appointed or nominated for election, and to be elected to the Board, and (ii) not to enter into any voting agreement, voting trust or similar agreement, (b) grant any proxy, consent or power of attorney or (c) otherwise take any other action, in each case, that is structured and executed in a manner that would in substance impair, prevent or disable the Issuer's Founders or any of their respective affiliated entities to vote or execute any consent in the manner contemplated under the Voting Agreement.

In the event the First Alliance Equity Threshold is triggered, Alliance will lose the ability to nominate one (1) director and (ii) in the event the Alliance Equity Thresholds are triggered, Alliance will lose the ability to nominate two (2) directors.

The Voting Agreement will become effective upon the HKSE Listing.

Investment Agreement Amendment

On July 22, 2025, the Alliance Shareholders and Alliance entered into that certain Amendment Agreement to the Investment Agreement Re WeRide Investment (the "Investment Agreement Amendment") to amend certain terms of the Second Investment Amendment. Pursuant to the Investment Agreement Amendment, for so long as Alliance has the right to appoint two Alliance Designated Directors pursuant to the Voting Agreement, each of Renault and Nissan will have the right to select an Alliance Designated Director to be so appointed, and for so long as Alliance has the right to appoint one Alliance Designated Director, either Renault or Nissan will have the right select such Alliance Designated Director to be so appointed, based on which beneficially owns the highest number of Class A Ordinary Shares as between the Renault Allocated Shares and the Nissan Allocated Shares. The Investment Agreement Amendment will become effective from the earliest to occur of the HKSE Listing and the termination of the Nominating Agreement.

The foregoing descriptions of the Joint Venture Agreement, the Side Letter, the Investment Agreements, the Shareholders Agreement, the Nominating and Support Agreement, the Nominating Agreement Side Letter, the Voting Agreement and the Investment Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.12, 99.13 and 99.14 to this Statement, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Statement hereby amended by including the following additional Exhibits 99.12, 99.13, 99.14, 99.15, 99.16 and 99.17 (and Exhibits 99.15, 99.16 and 99.17 update and replace Schedules I, II and III previously filed with this Statement):

Exhibit Description
99.12 Side Letter to Nominating and Support Agreement dated as of October 27, 2025, filed herewith
99.13 Voting Agreement dated as of October 27, 2025, filed herewith
99.14 Amendment Agreement to the Investment Agreement Re WeRide Investment dated as of July 22, 2025, filed herewith
99.15 Schedule I (updated), filed herewith
99.16 Schedule II (updated), filed herewith
99.17 Schedule III (updated), filed herewith

## Signatures
- Alliance Ventures B.V.: /s/ Veronique Sarlat-Depotte, Veronique Sarlat-Depotte/Chairwoman and Managing Director (10/29/2025)
- Renault s.a.s.: /s/ Francois Provost, Francois Provost/President (10/29/2025)
- Renault S.A.: /s/ Francois Provost, Francois Provost/CEO (10/29/2025)
- Nissan Motor Co., Ltd.: /s/ Ivan Espinosa, Ivan Espinosa/President and CEO (10/29/2025)